Mail Stop 03-05
							July 07, 2005


Kenneth M. Schwartz
Chief Executive Officer, President and Director
K&F Industries Holdings, Inc.
600 Third Avenue
New York, NY 10016

Re:	K&F Industries Holdings, Inc.
	Amendment No.1 to the Registration Statement on
      Form S-1
      Registration Statement number 333-125117
      Filed June 24, 2005

Dear Mr. Schwartz,

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Cover Page
1. We refer to the set of graphics under "Selected Platforms" in the
first column and "K&F Industries Inc." in the bottom half of the
second column.   Please remove all the graphics that depict
products
of other companies. Such graphics are potentially misleading and their presentation in the gatefold inappropriate.


Prospectus Summary, page 1

Pursuing Continued Growth at Engineered Fabrics, page 5
2. We note your response but reissue the comment. Please revise the disclosure to show the growth figures for each year in the time periods you reference.

Financial Statements

Note 1: Description of Business, page F-18
3. Refer to prior comment 22. Please explain to us how you will determine the amount to allocate to program participation costs as part of the purchase price allocation. Provide us any preliminary schedules.

Program Participation Costs, page 21
4. Refer to prior comments 24 and 28. Since you were not conforming the acquired company`s accounting polices to that of another operating company, we continue to believe the letter required by paragraph (B)(18) of Item 601 of Regulation S-K and the disclosure required by paragraph 17 of APB 20 are applicable to your change in accounting principle. Please revise your filing accordingly.
5. Refer to prior comment 25. Please discuss in the liquidity and capital resources section the timing of cash flows associated with your arrangements with OEMs. For instance, we know other suppliers in the aerospace industry typically do not record their initial revenue until three to five years after the execution of an OEM exclusivity contract.
6. We note that you categorize a program as sole source when two conditions are satisfied. One of those conditions is that you are the only FAA-certified supplier. On page 14 of your response you indicate that you are awarded the exclusive right to be the sole source supplier before the extensive process of obtaining FAA certification. Consequently, there is a significant period of time after the execution of an exclusivity contract, but before certification. Please confirm that you do not capitalize costs during this period.
7. Please tell us whether you are required by the initial contract with an OEM to provide discounted or free product to it, and explain to us how the initial contract describes your obligation with respect to the discounted or free product. In addition, explain to us your methodology for allocating costs and profits to your sales of product to OEMs. In this regard, tell us the circumstances under which it would be appropriate for you to reduce the basis of your Program Participation Costs by subsequent sales to the OEM that are for profit.
8. Please explain to us how you have considered the applicability of
SOP 81-1 to your contracts with OEMs. Other suppliers in the aerospace industry apply SOP 81-1 to certain of their exclusivity contracts with OEMs.

Closing

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Theresa Messinese at (202) 551-3307 or
Michael
Fay at (202) 551-3812, if you have questions regarding comments on the financial statements and related matters. Please contact Messeret Nega at (202) 551-3316 or me at (202) 551-3755 with any other questions.

Sincerely,



Max A. Webb
Assistant Director


cc:	Via Facsimile
      Timothy J. Hart, Esq.
      Gibson, Dunn & Crutcher LLP
      (310) 552-7036
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Kenneth M. Schwartz
K&F Industries Holdings, Inc.
July 07, 2005
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